BUSINESS CORPORATIONS ACT (YUKON)
(Sections 267 and 293) Form 1-04
ANNUAL RETURN

1. **CORPORATION NAME:** **ALMADEN MINERALS LTD.**

2. **CORPORATE ACCESS NUMBER:** 29407

3. **CORPORATION'S REGISTERED OFFICE ADDRESS IS:**

   1550 - 1185 West Georgia Street, Vancouver, BC V6E 4E6

4. **CORPORATION'S MAILING ADDRESS IS:** *(Must be a Yukon address)*

   200 - 204 Lambert Street, Whitehorse, YT Y1A 3T2

5. **THIS REPORT CONTAINS INFORMATION AS AT: March 28, 2008**

6. **CORPORATION'S AMALGAMATION DATE IN THE YUKON:** March 28, 2002

7. **NAMES AND ADDRESSES OF THE DIRECTORS ARE:**

Duane Poliquin	1987 Acadia Road, Vancouver, BC V6T 1R4
James E. McInnes	1281 - 1835 Morton Avenue, Vancouver, BC V6G 1V3
Gerald George Carlson	1740 Orchard Way, West Vancouver, BC V7V 4E8
Joseph Montgomery	8606 Fremlin Street, Vancouver, BC V6P 3X3
Jack McCleary	101 - 228 26th Avenue SW, Calgary, AB T2S 3C6
Morgan James Poliquin	2784 West 1st Avenue, Vancouver, BC V6K 1H3
Donald M. Lorimer	2548 Wallace Crescent, Vancouver, BC V6R 3V4
Barry Smee	4658 Capilano Road, North Vancouver, BC V7R 4K3

8. **NAMES AND OFFICE HELD OF THE OFFICERS ARE:**

Duane Poliquin	Chief Executive Officer and Chairman of the Board
Morgan James Poliquin	Chief Operating Officer and President
Dione Bitzer	Controller
Mark T. Brown	Chief Financial Officer
Marc Blythe	Vice President, Mining

9. **ALL FILINGS REQUIRED BY THE _BUSINESS CORPORATIONS ACT_ (YUKON) HAVE BEEN MADE RELATING TO ANY CHANGE IN:**

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s)
   (d) The constating documents of the Corporation.

CERTIFIED correct as at the 28th day of March, 2008.

[signature] ____________________ CEO ____________________

Authorized Signatory Title

***BUSINESS CORPORATIONS ACT* (YUKON)**
(Sections 267 and 293) Form 1-04
ANNUAL RETURN

1. **CORPORATION NAME:** **REPUBLIC RESOURCES INC.**

2. **CORPORATE ACCESS NUMBER:** 25839

3. **CORPORATION'S REGISTERED OFFICE ADDRESS IS:**

   200 - 204 Lambert Street, Whitehorse, YT Y1A 3T2

4. **CORPORATION'S MAILING ADDRESS IS:** *(Must be a Yukon address)*

   200 - 204 Lambert Street, Whitehorse, YT Y1A 3T2

5. **THIS REPORT CONTAINS INFORMATION AS AT: April 25, 2008**

6. **CORPORATION'S REGISTRATION DATE IN THE YUKON:** April 25, 1997

7. **NAMES AND ADDRESSES OF THE DIRECTORS ARE:**

James Duane Poliquin	1987 Acadia Road, Vancouver, BC V6T 1R4
Morgan James Poliquin	2784 West 1st Avenue, Vancouver, BC V6K 1H3

8. **NAMES AND OFFICE HELD OF THE OFFICERS ARE:**

James Duane Poliquin	President and Secretary

9. **ALL FILINGS REQUIRED BY THE *BUSINESS CORPORATIONS ACT* (YUKON) HAVE BEEN MADE RELATING TO ANY CHANGE IN:**

   (a) Directors,
   (b) Registered Office Address,
   (c) Attorney(s)
   (d) The constating documents of the Corporation.

CERTIFIED correct as at the 25th day of April, 2008.

[signature]
Authorized Signatory

President
Title

MACDONALD & COMPANY